FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	March 17, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

La Parrilla receives “Clean Industry Certification”

FIRST MAJESTIC SILVER CORP. (FR-T) ("First Majestic" or the "Company") is pleased to announce that on the February 25th, 2009, the Mexican Environmental Authority PROFEPA (Procuradoria Federal Proteccion al Ambiente) awarded a CLEAN INDUSTRY CERTIFICATE to one of the Company’s wholly owned subsidiaries, First Majestic Plata, SA de CV., regarding its activities at the La Parrilla Silver Mine (La Parrilla).

This Certificate is a significant milestone for the Company and was achieved after twenty nine months of Voluntary Environmental Audit work, which demonstrates the Company’s sustained focus in complying with international and Mexican mining standards.

Relevant activities undertaken in order to achieve this Certificate included:

  Control of all machinery exhaust and dust emissions
  Control of on-site water use to the highest environmental standards
  Remediation of soil where necessary
  Effective handling and disposal of bi-product residues
  Construction of containment walls and rain water drainage systems at the mill site
  Reclamation and reinforcement of the old tailings dam and construction of a new tailings dam

First Majestic is operating three separate mines within the La Parrilla property including the La Rosa/Rosario/La Blanca systems which are joined underground into a single operation, the San Marcos mine, and the Quebradillas mine. Several other areas are either undergoing development or exploration or have programs planned in the future. The most significant mining area currently under development is the Las Vacas mine, which is being prepared for production in 2010.

The La Parrilla operation consists of numerous silver/lead/zinc underground mines, and a cyanidation and flotation ore processing plant with an installed capacity of 840 tonnes per day (tpd). The plant processes both oxide and sulphide silver ores in two separate 420 tpd parallel circuits. Oxide ores are processed by cyanide leaching to produce Dore bars and sulphide ores are processed by differential flotation to produce a silver-rich lead concentrate.

The La Parrilla Silver Mine is located in the Municipality of Nombre de Dios, Durango State, México approximately 45 minute drive from the City of Durango east along Highway 45. The property covers an area in excess of 53,249 hectares. All the work to date, including, mining, development, resource definition and exploration has taken place on only a small portion of this large property.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.